UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from            to

Commission file number 1-303

The Kroger Co. Savings Plan

1014 Vine Street

Cincinnati, OH 45202

(Full title of the plan and the address of the plan)

The Kroger Co.

1014 Vine Street

Cincinnati, OH 45202

(Name of issuer of the securities held pursuant to the

plan and the address of its principal executive office)

REQUIRED INFORMATION

Item 4. Plan Financial Statements and Schedules Prepared in Accordance with the Financial Reporting Requirements of ERISA.

The kroger co. savings plan

Financial Statements

And

Supplemental Schedules

December 31, 2023 and 2022

With

Report of Independent Registered

Public Accounting Firm

The kroger co. savings plan

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Participants and Retirement Benefit Plan Management Committee of
The Kroger Co. Savings Plan:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Kroger Co. Savings Plan (the Plan) as of December 31, 2023 and 2022, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023 and 2022, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental schedule of assets (held at end of year) as of December 31, 2023 and the supplemental schedule of delinquent contributions for the year ended December 31, 2023 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Clark, Schaefer, Hackett & Co.

We have served as the Plan’s auditor since 2003.

Cincinnati, Ohio

June 28, 2024

THE KROGER CO. SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2023 and 2022

(In Thousands)

	2023	2022
Assets:
Investments, at fair value:
Interest in Master Trust	$1,820,376	$1,708,994

Investments, at contract value:
Interest in Master Trust	437,025	477,234

Receivables:
Notes receivable from participants	42,190	40,017
Total assets	2,299,591	2,226,245

Liabilities:
Administrative fees payable	5	-

Net assets available for benefits	$2,299,586	$2,226,245

See accompanying notes to financial statements.

THE KROGER CO. SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2023 and 2022

(In Thousands)

	2023	2022
Additions:
Participant contributions	$103,125	$103,539
Investment income – participation in Master Trust	218,120	-
Interest income on notes receivable from participants	2,047	1,534

Deductions:
Benefits paid to participants	(247,496)	(244,621)
Investment loss – participation in Master Trust	-	(168,843)
Administrative expenses	(2,455)	(2,478)

Net change	73,341	(310,869)

Net assets available for benefits:
Beginning of year	2,226,245	2,537,114

End of year	$2,299,586	$2,226,245

See accompanying notes to financial statements.

THE KROGER CO. SAVINGS PLAN

Notes to Financial Statements

(All dollar amounts are in thousands)

1.	Description of Plan:

The following description of The Kroger Co. Savings Plan (Plan) provides only general information. Participants should refer to the Plan document for a more complete description of Plan provisions.

General

The Plan is sponsored by The Kroger Co., an Ohio corporation, and its wholly owned subsidiaries (collectively the Company). The Plan is a defined contribution plan covering all employees of the Company who have attained age 18 and completed 30 days of service, excluding those employees eligible to participate under another company sponsored retirement plan. During 2022, the eligible age to participate was 21. It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Contributions

Subject to certain limits, participants may contribute up to 75% (7% of compensation for the Plan year if the participant is a highly compensated employee as defined by the Internal Revenue Service) of compensation per pay period to the Plan. It is at the discretion of participants to modify and direct investments. Participants are eligible to make catch-up contributions beginning in the year in which they reach age 50. Participants are also permitted to deposit into the Plan distributions from other qualified plans. The Plan allows for Roth 401(k) contributions in addition to after-tax contributions.

Participant Accounts

Each participant account is credited with the participant contribution, Company match contribution (if any), and an allocation of Plan earnings or losses. Allocations of earnings or losses are based upon the performance of the investment funds chosen by the participant. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

All accounts of a participant are fully vested at all times.

Benefits

Payment of benefits can be made under various methods, depending upon the reason for the distribution, such as termination of service, death, or retirement, as well as other factors. At termination, those participants with a balance of less than or equal to one thousand dollars will receive a single lump sum distribution. Absent specific elections by the participant, those with balances greater than one thousand dollars and less than or equal to five thousand dollars shall be distributed, in the form of a direct rollover, to an individual retirement account designated by the Plan Administrator. Those with balances greater than five thousand dollars may elect to leave their funds in the Plan or choose other options. Participants are entitled to benefits beginning at normal retirement age (generally age 65). Benefits are recorded when paid.

Notes Receivable from Participants

The Plan permits participants to borrow from their vested account. The maximum amount that may be borrowed is the lesser of fifty thousand dollars or 50% of the vested balance of the account. Loan terms range from 1-4 years or up to 6 years for the purchase of a primary residence. The loans are collateralized by the balance in the participant’s account and bear interest at a rate of Prime plus 1.0%. The rate is changed quarterly, and the Prime rate used for a quarter is the Prime rate on the last business day of the previous quarter. Principal and interest are paid through periodic payroll deductions.

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2023 or 2022. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be in default, the participant loan balance is reduced, and a benefit payment is recorded.

Forfeitures

Forfeitures from unclaimed benefits may be used to reduce administrative expenses of the Plan or may be reallocated among eligible participants at the end of the Plan year. The balance of forfeitures was $12 and $191 at December 31, 2023 and 2022, respectively. During 2023 and 2022, forfeitures of $208 and $40, respectively, were used to reduce administrative expenses of the Plan.

2.	Summary of Significant Accounting Policies:

Basis of accounting

The financial statements of the Plan are prepared using the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Master Trust

The investments of the Plan, along with investments of other plans of The Kroger Co. and its subsidiaries, are pooled for investment purposes in a master trust pursuant to an agreement dated October 15, 2008, between The Northern Trust Company, the trustee, and the Company – The Kroger Defined Contribution Plan Master Trust (the Master Trust).

Investment valuation and income recognition

The Plan’s investments within the Master Trust are stated at fair value, except for fully benefit-responsive investment contracts which are reported at contract value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan's Retirement Benefit Plan Management Committee determines the Plan's valuation policies utilizing information provided by the investment advisors and custodian. See Note 5 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade date basis. Gains or losses on sales of securities are based on average cost. Dividends are recorded on the ex-dividend date. Income from other investments is recorded as earned. Net appreciation/depreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Investment contracts held by a defined contribution plan are required to be reported at fair value, except for fully benefit-responsive investment contracts. Contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate a permitted transaction under the terms of the Plan. The Plan invests in investment contracts through the Master Trust.

Estimates

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results may differ from those estimates.

Administrative expenses

The Plan will pay the administrative costs and expenses of the Plan, including the custodian and management fees. Any expenses that are unable to be allocated to participants are paid by the Company and are excluded from these financial statements. Fees related to the administration of notes receivable from participants and distributions to participants are charged directly to the participant's account and are included in administrative expenses.

Subsequent events

The Company evaluates events and transactions occurring subsequent to the date of the financial statements for matters requiring recognition or disclosure in the financial statements. The accompanying financial statements consider events through June 28, 2024, the date on which the financial statements were available to be issued.

3.     Investment Contracts:

The Master Trust holds several synthetic investment contracts which are managed by investment fund managers. The key difference between a synthetic investment contract and a traditional investment contract is that the Master Trust holds the underlying assets in a synthetic investment contract. The Master Trust also purchases wrapper contracts from financial institutions which provide assurance that crediting rates will never be less than zero. All plans have an undivided interest in each investment contract. The investment contracts are fully benefit-responsive and are therefore reported at contract value. A fully benefit-responsive investment provides a liquidity guarantee by a financially responsible third party of principal and previously accrued interest for liquidations, transfers, loans, or withdrawals initiated by Plan participants under the terms of the ongoing Plan. Certain employer-initiated events (i.e. layoffs, mergers, bankruptcy, Plan termination) are not eligible for the liquidity guarantee.

In general, issuers may terminate the investment contracts and settle at other than contract value if the qualification status of the employer or Plan changes, if there is a breach of material obligations under the contract and misrepresentation by the contract holder, or failure of the underlying portfolio to conform to the pre-established investment guidelines.

The Plan Administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

4.     Master Trust:

At December 31, 2023 and 2022, the Plan’s ownership interest in the Master Trust was 20.94% and 22.75%, respectively. The following is financial information with respect to the Master Trust:

December 31, 2023 and 2022 investment holdings:

	2023		2022
		Plan's Interest		Plan's Interest
	Master Trust	in Master Trust	Master Trust	in Master Trust
	Balance	Balances	Balance	Balances
Investments at Fair Value:
Cash and Cash Equivalents	$13,718	$2,581	$13,260	$2,688
Corporate Stocks	2,631,853	495,140	2,466,592	500,088
Corporate Bonds	425	80	316	64
Collective Trusts/Comingled Funds	7,029,981	1,322,575	5,949,124	1,206,154
Total Investments at Fair Value	$9,675,977	$1,820,376	$8,429,292	$1,708,994

Investments at Contract Value:
Cash and Equivalents	$27,852	$11,013	$26,961	$10,881
Fixed Maturity Synthetic GICS	46,642	18,442	59,833	24,148
Constant Duration Synthetic GICS	1,030,763	407,570	1,095,673	442,205
Total Investments at Contract Value:	$1,105,257	$437,025	$1,182,467	$477,234
Total Investments:	$10,781,234	$2,257,401	$9,611,759	$2,186,228

The underlying investments within the synthetic contracts include corporate, government and mortgage backed debt securities.

Statements of Changes in Net Assets of the Master Trust:

	2023	2022
Net appreciation (depreciation)	$1,249,474	$(1,330,253)
Dividends	61,909	51,306
Net investment income (loss)	1,311,383	(1,278,947)
Transfers in (out):
Contributions	760,631	767,432
Interest from loans	6,469	4,872
Benefit payments	(897,185)	(911,273)
Administrative expenses	(11,823)	(7,422)
Net transfers out	(141,908)	(146,391)
Net increase (decrease)	1,169,475	(1,425,338)
Net assets:
Beginning of year	9,611,759	11,037,097
End of year	$10,781,234	$9,611,759

5. Fair Value Measurements:

For financial statement elements currently required to be measured at fair value, Financial Accounting Standards Board (FASB) defines fair value and establishes a framework for measuring fair value, and expands disclosures about the fair value measurements. The standards define fair value as the price that would be received to sell an asset or paid to transfer a liability (exit price) regardless of whether an observable liquid market price exists.

FASB establishes a fair value hierarchy that categorizes the inputs to valuation techniques that are used to measure fair value into three levels:

•	Level 1 includes observable inputs which reflect quoted prices for identical assets or liabilities in active markets at the measurement date.

•	Level 2 includes observable inputs for assets or liabilities other than quoted prices included in Level 1 and it includes valuation techniques which use prices for similar assets and liabilities.

•	Level 3 includes unobservable inputs which reflect the reporting entity’s estimates of the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk.

The asset’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Participants may direct their investments into Kroger common stock, retirement date funds, or separately managed accounts. The underlying investments in the retirement date funds and separately managed accounts include cash and cash equivalents, corporate bonds, collective trusts/comingled funds, and guaranteed investment contracts as described herein.

The following are descriptions of the valuation methods used for assets measured at fair value. There has been no change in the methodologies used at December 31, 2023 and 2022.

•	Cash and Cash Equivalents: The carrying value approximates fair value.

•	Corporate Stocks: The fair values of these securities are based on observable market quotations for identical assets and are valued at the closing price reported on the active market on which the individual securities are traded.

•	Corporate Bonds: The fair values of these securities are primarily based on observable market quotations for identical or similar bonds, valued at the closing price reported on the active market on which the individual securities are traded. When such quoted prices are not available, the bonds are valued using a discounted cash flows approach using current yields on similar instruments of issuers with similar credit ratings, including adjustments for certain risks that may not be observable, such as credit and liquidity risks.

•	Collective Trusts/Comingled Funds: The collective trust/comingled funds are public investment vehicles valued using a NAV as a practical expedient provided by the manager of each fund. The NAV is based on the underlying net assets owned by the fund, divided by the number of shares outstanding. The NAV’s unit price is quoted on a private market that is not active. However, the NAV is based on the fair value of the underlying securities within the fund, which are traded on an active market, and valued at the closing price reported on the active market on which those individual securities are traded. The significant investment strategies of the funds are as described in the financial statements provided by each fund. There are no restrictions on redemptions from these funds.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement.

While all the investments of the participating plans are deemed part of the Master Trust, each plan does maintain a separate accounting of its share of the investments in the Master Trust.

The following tables set forth by level, within the fair value hierarchy, the Master Trust’s assets at fair value as of December 31, 2023 and 2022:

Fair Value Measurements:

	Assets at Fair Value at December 31, 2023:
Investments in Master Trust:	Total	Level 1	Level 2	Level 3	Assets at NAV
Cash and Cash Equivalents	$13,718	$13,718	$-	$-	$-
Corporate Stocks	2,631,853	2,631,853	-	-	-
Corporate Bonds	425	-	425	-	-
Collective Trusts/Comingled Funds	7,029,981	-	-	-	7,029,981

Total investments in Master Trust measured at fair value	$9,675,977	$2,645,571	$425	$-	$7,029,981

	Assets at Fair Value at December 31, 2022:
Investments in Master Trust:	Total	Level 1	Level 2	Level 3	Assets at NAV
Cash and Cash Equivalents	$13,260	$13,260	$-	$-	$-
Corporate Stocks	2,466,592	2,466,592	-	-	-
Corporate Bonds	316	-	316	-	-
Collective Trusts/Comingled Funds	5,949,124	-	-	-	5,949,124

Total investments in Master Trust measured at fair value	$8,429,292	$2,479,852	$316	$-	$5,949,124

Fair Value of Investments in Entities that Use NAV per Share Practical Expedient

The following table summarizes investments for which fair value is measured using the NAV per share practical expedient as of December 31, 2023 and 2022, respectively:

			Redemption
		Unfunded	Frequency (if	Redemption
December 31, 2023	Fair Value	Commitments	currently eligible)	Notice Period
Collective trusts/Comingled funds	$7,029,981	n/a	Daily - Weekly	2 to 5 days

			Redemption
		Unfunded	Frequency (if	Redemption
December 31, 2022	Fair Value	Commitments	currently eligible)	Notice Period
Collective trusts/Comingled funds	$5,949,124	n/a	Daily - Weekly	2 to 5 days

6.	Income Tax Status:

The Plan obtained its latest determination letter dated July 22, 2016, in which the Internal Revenue Service (IRS) stated that the Plan, as then designed, complied with the applicable requirements of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

7.	Risks and Uncertainties:

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

8.	Plan Termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan at any time subject to the provisions of ERISA. In the event of any total or partial termination or discontinuance, the accounts of all affected participants shall remain fully vested and non-forfeitable.

9.	Related-party and Party-in-interest Transactions:

The Plan’s portion of its interest in the Master Trust included $774,318 and $811,464 of The Kroger Co. common shares at December 31, 2023 and 2022, respectively, at fair value.

The Plan purchased 662,643 and 639,380 common shares of The Kroger Co. at a cost of $29,935 and $31,412 in 2023 and 2022, respectively, through its interest in the Master Trust.

The Plan sold 1,477,038 and 1,817,932 common shares of The Kroger Co. for $68,560 and $91,884 with a realized gain of $42,736 and $61,159 in 2023 and 2022, respectively, through its interest in the Master Trust.

Bank of America, N.A. and Merrill Lynch provide recordkeeping and investment management services to the Plan. Therefore, transactions with Bank of America, N.A. and Merrill Lynch qualify as party-in-interest transactions.

10.	Plan Amendments:

Effective January 1, 2023, employees of the Company became eligible to participate when they have attained age 18 and completed 30 days of service.

Effect January 1, 2022, the Plan was amended to remove the flat rate employee salary deferral contribution.

Effective January 1, 2024, absent specific elections by the participant, those with balances greater than one thousand dollars and less than or equal to seven thousand dollars shall be distributed, in the form of a direct rollover, to an individual retirement account designated by the Plan Administrator.

11.	Plan Correction:

The Company has identified operational errors in the administration of the Plan during 2022 and 2023. Management determined the scope of error to be immaterial, but a correction was needed to fund the impacted participants’ accounts. Management funded the correction in 2023.

THE KROGER CO. SAVINGS PLAN

EIN: 31-0345740       Plan Number: 004

Schedule H, line 4a - Schedule of Delinquent Participant Contributions

December 31, 2023

(In Thousands)

Total that Constitute Nonexempt Prohibited Transactions
Check here if
	Late	Participant			Contributions	Total Fully
	Participant	Contributions		Contributions	Pending	Corrected Under
	Loan	Transferred Late to	Contributions	Corrected	Correction in	VFCP and PTE
Plan Year	Repayments	the Plan	Not Corrected	Outside VFCP	VFCP	2002-51
2022	x	$2,557	$-	$-	$-	$2,557

THE KROGER CO. SAVINGS PLAN

EIN: 31-0345740       Plan Number: 004

Schedule H, Part IV, 4i - Schedule of Assets (Held at End of Year)

December 31, 2023

(In Thousands)

			(e)
	(b),(c)	(d)	Current
(a)	Investment description	Cost	value
	Interest in Master Trust	**	$2,257,401

*	Participant loans, 4.25% to 11.0%, various maturities	$-	42,190

			$2,299,591

*	Indicates party-in-interest to the Plan.

**	Cost of assets is not required to be disclosed as investment is participant directed.

EXHIBIT INDEX

Exhibit No.
23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE KROGER CO. SAVINGS PLAN

Date: June 28, 2024	By:	/s/ Theresa Monti
Theresa Monti
Chairman of the Administrative Committee